October 14, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn: Nicholas Nalbantian, Staff Attorney

Attn: Dietrich King, Staff Attorney

Dear Mr. Nalbantian and Mr. King:

Wag! Group Co., a Delaware corporation (the “Company,” “Wag!”, “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated September 27, 2022, regarding the Company’s Registration Statement on Form S-1 filed with the Commission on September 14, 2022 (“Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed such comments with the Company’s response. All page references in the responses set forth below refer to page numbers in the Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

Registration Statement on Form S-1 filed September 14, 2022

Cover Page

1. Please disclose the price the selling securityholders paid for the securities being registered for resale.

In response to the Staff’s comment, the Company has revised the disclosure on the Cover and page 52 of Amendment No. 1.

2. Please disclose the exercise price of the warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Please provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, please describe the impact on your liquidity and update the discussion on your ability to fund operations on a prospective basis with your current cash on hand.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 9 and 52 of Amendment No. 1 to include the exercise price of the Warrants compared to the market price of the underlying security and the likelihood that the warrantholders will not exercise the Warrants if the Warrants are out of the money. On page 74 of Amendment No. 1, the Company has revised its disclosure to include the impact of its liquidity in the event that the warrantholders do not exercise their warrants and the Company’s ability to fund its operations on a prospective basis with current cash on hand.

3. We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that many of the shares being registered for resale were purchased by the selling securityholders for prices below the current market price of the common stock. Please highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the common stock.

In response to the Staff’s comment, the Company has revised the disclosure on the Cover and has added a new Risk Factor on page 52 of Amendment No. 1 titled “Certain securityholders obtained the securities at a discount and public security holders may not experience a similar rate of return” to address the potential negative impact that sales of shares on this registration statement could have on the public trading price of our common stock.

Prospectus Summary, page 6

4. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of your common stock. Your discussion should highlight the fact that institutional investors, like General Catalyst, a beneficial owner of over 15% of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use. Please make conforming revisions in the Liquidity section of the prospectus.

In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 74 of Amendment No. 1.

5. We note that the CHW Forward Purchase Agreements with certain investors provide those investors with the right to sell back shares to you at a fixed price in November 2022. Please revise to discuss the risks that these agreements may pose to other holders if you are required to buy back the shares as provided for therein. For example, discuss how such forced purchases would impact the cash you have available for other purposes and to execute your business strategy. Please make conforming revisions in the Liquidity section.

In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 53 of Amendment No. 1 to address these risks and further made conforming revisions to the Liquidity section on page 74.

Risk Factors, page 11

6. Please amend an existing risk factor or add a new risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of your common stock. To illustrate this risk, please disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. In addition, please disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales due to the lower price at which they purchased their shares compared to public investors.

In response to the Staff’s comment, the Company has revised the disclosure on pages 53 and 54 of Amendment No. 1 to add a new risk factor highlighting the possible negative pressure potential of sales of shares pursuant to this registration statement could have on the public trading price of its common stock.

The Company respectfully advises that we have not provided the prices that the other selling securityholders paid for their securities because we do not believe that such information is required to be disclosed by Item 507 of Regulation S-K, other rules of the Commission or existing Staff guidance, and would provide personal and private information about the continuing stockholders on investments they made, which information is not required by law and has not otherwise been made public. The percentage that these shares currently represent of the total number of shares outstanding is referenced in the section “Selling Shareholders” on page 128.

Liquidity and Capital Resources, page 74

7. Given the number of redemptions and the disparity between the exercise price of the warrants and the current trading price of your stock, please expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If you are likely to have to seek additional capital, discuss the effect of this offering on your ability to raise additional capital.

In response to the Staff’s comment, the Company respectfully advises the Staff that, since the Business Combination, there has been no change to our liquidity position and we do not have any current plans to raise additional equity capital. We believe our cash on hand, without regard to any such cash proceeds we may receive upon the exercise for cash of our warrants, is sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months. The Company has revised the disclosure on page 74 accordingly.

General

8. Please disclose the price that each selling securityholder paid for the securities being registered for resale. Please highlight any differences in the current trading price, the prices that the other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Please disclose that while the other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

In response to the Staff’s comment, the Company has revised the disclosure on the Cover of Amendment No. 1 to disclose various purchase prices and included a new risk factor on page 52.

As noted in the Company’s response to the Staff’s comment 6 above, the Company respectfully advises that we have not provided the prices that the other selling securityholders, beyond those listed in the revised disclosure, paid for their securities. We do not believe that such information is required to be disclosed by Item 507 of Regulation S-K, other rules of the Commission or existing Staff guidance, and would provide personal and private information about the continuing stockholders on investments they made, which information is not required by law and has not otherwise been made public.

9. Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:

●	You state on page 46 that “near future” resales of Common Stock may cause the market price of our securities to drop significantly. This statement should be updated given that this prospectus is facilitating those sales;
●	You state on pages 47 and 51 that stockholders “may” experience dilution or market price drops. These statements should be updated given that this prospectus is facilitating those sales; and
●	You state on page 124 that you “expect” CHW shareholders and Legacy Wag! holders to request that you file a registration statement. This statement should be updated given that you have filed this registration statement.

In response to the Staff’s comment, the Company has revised its disclosure accordingly throughout Amendment No. 1.

Sincerely,

By:	/s/ Garrett Smallwood

Name:	Garrett Smallwood

Title:	Chief Executive Officer, Wag! Group Co.

cc: Adam Brenneman and Charles Allen